CYBERSPACE VITA, INC.
                                                           122 OCEAN PARK BLVD.
                                                                     SUITE #307
                                                         SANTA MONICA, CA 90405




March 22, 2010

BY EDGAR TRANSMISSION AND BY USPS

William H. Thompson
Branch Chief
U.S. Securities and Exchange Commission.
100 F Street N.E.
Washington, D.C. 20549.




            RE:          CYBERPACE VITA, INC.
                         FORM 10-Q FOR THE
                         QUARTER ENDED
                         SEPTEMBER 30, 2009
                         FILED NOVEMBER 2, 2009
                         FORM 10-Q/A FOR THE
                         QUARTER ENDED SEPTEMBER 30, 2009
                         FLIED JANUARY 27, 2010
                         FILE NO. 333-141929

Ladies and Gentlemen:

      On behalf of Cyberspace Vita, Inc. (the "Company"), and in response to verbal discussions with Yolanda Guobadia on February 26, 2010 and March 18, 2010, we hereby submit the Company's second amended response to the comment of the staff (the "Staff") of the Securities and Exchange Commission set forth in the Staff's letter, dated December 15, 2009, providing the Staff's comments with respect to the above referenced report(s).

      This letter is intended to address the issue of certain changes incorporated in the Company's Form 10-Q/A filed on January 27, 2010 which were not responsive to the Commission's original Comment Letter dated December 15, 2009 ("December 15 Comment Letter"). As the Company has stated in prior correspondence, the Company's initial Comment Response letter dated January 22, 2010 contained matter which was either not responsive in all respects to the SEC's December 15, 2009 Comment Letter and/or contained certain extraneous matter. As previously stated in the Company's March 8, 2010 Comment Response Letter, the Company's original Comment Response Letter dated January 22, 2010 was inaccurate due to a confusion with a response submitted by another company. The Company's March 8, 2010 Amended Comment response Letter addressed the issue presented in the December 15 Comment Letter, but the Company failed to address the inclusion of certain extraneous matter in the Company's First Amendment to its September 30, 2009 Form 10-Q.

      Concurrently herewith, the Company is filing a 2nd Amendment to its September 30, 2009 Form 10-Q (which in all respects supersedes the Company's previously filed 1st Amendment). The 2nd Amendment:

      1.           Incorporates  the  changes  which  were  included in the 1st
                   Amendment   which   were   responsive  to  the  Commission's
                   Comments, and

      2. Deletes the extraneous matter included in the 1st Amendment (and restores the amended language to the form included in the original filing) which was not responsive to the Commission's Comments.

It is therefore the Company's view that the changes incorporated in the 2nd Amendment are directly responsive to the Staff's Comments included in its December 15 Comment Letter; omit any extraneous matter which was included in the January 22, 2010 Comment Response Letter and 1st Amendment; represent the Company's view as to its disclosure procedures and controls and do not require further amendment in order to be accurate in all respects.

      For the convenience of the Staff, each of the Staff's comments is included and is followed by the corresponding response of the Company. References in this letter to "we", "us" and "our" refer to the Company unless the context indicates otherwise.


    FORM 10-Q FOR FISCAL QUARTER ENDED SEPTEMBER 30, 2009

    EXHIBIT 31 CERTIFICATION

  1. Please revise the signature section to have Mr. Alison also sign in his capacity as principal financial officer. See item 601(b)(31) of Regulation S-K and Exchange Act Rules 13a-14(a) and 15d-14(a) which require a certification for the principal executive and principal financial officer.

      COMPANY RESPONSE:

The Certifications in the 2nd Amendment comply in all respects with these requirements.

     INCLUSION/DELETION OF EXTRANEOUS MATTER

The 1st Amendment contains extraneous matter which was not responsive to the Commission's Comment Letter dated December 15, 2009. Please confirm that there are no further changes required with respect to the Form 10-Q as a result of the inclusion of such extraneous matter and confirm the Company's views regarding the effectiveness of its disclosure controls and procedures.

      COMPANY RESPONSE:

The 2nd Amendment repeats the language which was included in Item 4 of the Company's originally filed Form 10-Q, without any amendment or modification. The Company hereby confirms that such disclosure included in Item 4 of the 2nd Amendment represents the Company's view as to its disclosure procedures and controls and does not require further amendment in order to be accurate in all respects.

      Please be further advised that the Company acknowledges the following:


  . the company is responsible for the adequacy and accuracy of the disclosure in the filings;

  . staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  . the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      If you would like to discuss any of the responses to the Staff's comments or if you would like to discuss any other matters, please contact Robert L. B. Diener at (310) 396-1691.

                                     Sincerely,

                                     CYBERSPACE VITA, INC.


                                     By:   /s/ Goeffrey Alison
					   -------------------
                                           Geoffrey Alison
                                           Chief Executive Officer